

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2014

<u>Via E-mail</u>
Douglas Ward
Chief Executive Officer and
Chief Financial Officer
Enhance-Your-Reputation.com, Inc.
5175 Club Rd
Haverhill, Florida 33415

>   **Re: Enhance-Your-Reputation.com, Inc.**
>   **Form 10-K for Fiscal Year Ended April 30, 2013**
>   **Filed August 26, 2013**
>   **File No. 333-174404**

Dear Mr. Ward:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief